EXHIBIT 6

EXHIBIT A – OPERATING AGREEMENT

OPERATING AGREEMENT

Capital Cities Fund, LLC

A Maryland Limited Liability Company

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Contents

1.	Formation, Name, Purposes, Definitions	3
2.	Capitalization of the Company	8
3.	Rights and Duties of Manager	9
4.	Compensation; Distribution of Cash and Reimbursement of Expenses	12
5.	Participation	13
6.	Rights and Obligations of Members	13
7.	Meetings of Members	14
8.	Capital Contributions; Capital Accounts; Advances	16
9.	Division of Profits and Losses	16
10.	Distributions	17
11.	Fiscal Year, Books and Records, Bank Accounts, Tax Matters Members	19
12.	New Members Admitted	19
13.	Transfers	20
14.	Right of First Refusal to Transfer Interest	20
15.	Bankruptcy or Other Involuntary Transfer	22
16.	Dispute Resolution	23
17.	Dissolution and Termination of the Company	23
18.	Miscellaneous Provisions	24

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OPERATING AGREEMENT
CAPITAL CITIES FUND, LLC

A Maryland Limited Liability Company

This Operating Agreement (the "Agreement") made and entered into this 8th day of April 8, 2013 and amended and restated on May 1, 2016 by and among Tradewinds Realty Partners, LLC, a Maryland limited liability company (the "Manager") and those persons whose names and addresses are set forth below (the "Members"), being the members of Capital Cities Fund, LLC a Maryland limited liability company (the "Company"), represent and agree as follows:

1. Formation, Name, Purposes, Definitions

1.1. A Maryland Limited Liability Company

The Manager, on behalf of the Members, has hereby formed a limited liability company in the state of Maryland by delivering a Certificate of Formation to the Maryland Secretary of State pursuant to the Act.

1.2. Intent

It is the intent of the Members that the Company shall always be operated in a manner consistent with its treatment as a partnership for federal income tax purposes. It is also the intent of the Members that the Company not be operated or treated as a partnership for purposes of Section 303 of the Federal Bankruptcy Code. No member shall take any action inconsistent with the express intent of the Members.

1.3. Name

The name of the Company shall be Capital Cities Fund, LLC a Maryland limited liability company.

1.4. Place of Business

The principal place of business of the Company shall be16000 Trade Zone Avenue/Unit 105, Upper Marlboro, MD 20774, or such other place as the Manager shall determine in its sole discretion.

1.5. Nature of Business

The business of the Company shall be to finance purchases or renovations of residential, commercial, and vacant real estate or for any legal purpose.

1.6. Term

The Company shall commence upon the filing of its Articles of Organization and shall be perpetual unless sooner terminated under the provisions of Article 17 hereof.

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1.7. Members

The name and address of each of the Members of the Company is set forth in the Articles of Organization of the Company and in the attached signature pages to this Agreement.

1.8. Registered Office and Registered Agent for Service of Process

The Company's initial registered office and initial registered agent shall be provided in the Articles. The registered office and/or the registered agent may be changed from time to time by the Manager by causing the filing of the new address and/or name of the new registered agent in accordance with the Act.

1.9. Definitions

Whenever used in this Agreement, the following terms shall be the following meanings unless the context clearly requires a different interpretation:

"Act" shall mean 2010 Maryland Code, CORPORATIONS AND ASSOCIATIONS, TITLE 4A - LIMITED LIABILITY COMPANY ACT, as amended from time to time.

"Additional Member" shall mean any person that is admitted to the Company as an additional member pursuant to Article 12 of this Agreement.

"Advance" or "Advances" shall have meanings as provided in Article 8.3 hereof.

"Affiliate" shall mean with respect to any Person (i) any Person directly or indirectly controlling, controlled by or under common control with such Person (ii) any officer, director, general partner, member, manager, or trustee of such Person or (iii) and Person who is an officer director, general partner, member, manager or trustee of any Person described in clauses (i) or (ii) of this sentence. For purposes of this definition, the terms "controlling," "controlled by" or "under common control with" shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person or entity, whether through the ownership of voting securities, by contract or otherwise, or the power to elect a Manager or 50% of the Managers, or persons exercising similar authority with respect to such Persons or entities.

"Agreement" shall mean this written Operating Agreement. No other document or other agreement between the Members shall be treated as part or superseding this Agreement unless it has been signed by all of the Members.

"Bankruptcy" means the happening of any of the following: (a) the entry under Chapter 7 of the Federal Bankruptcy Law of an order for relief against a party; (b) the making by a party of a general assignment for the benefit of creditors; (c) the filing by a party of a voluntary petition under the Federal Bankruptcy Law or the filing by a party of a pleading in any court of record admitting in writing its inability generally to pay its debts as they come due; (d) the filing by a party of a petition or answer seeking for that party any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation; (e) the filing by a party of an answer admitting the material allegations of, or its consent to, or defaulting in answering, a petition filed against it in any bankruptcy, insolvency or similar proceedings; (f) the filing of any party of an application seeking, consenting to, or acquiescing in, the appointment of a trustee, receiver or liquidator of the party or of all or a substantial part of the party's property; (g) the commencement of any proceeding against a party seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation, if such proceeding is not dismissed within sixty (60) days after commencement; or (h) the appointment, without a party's consent or acquiescence, of a trustee, receiver or liquidator of that party of all or any substantial part of that party's properties and such appointment is not vacated or stayed within sixty (60) days or the appointment is not vacated within sixty (60) days after the expiration of any stay.

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"Borrower" an individual or entity that borrows money from the Company and secures the note with a deed of trust on a property.

"Capital Account" shall mean the account established and maintained for each Member in accordance with this Agreement and applicable Treasury Regulations.

"Capital Contribution" shall mean, with respect to any Member, any contribution to the Company in by such Member whenever made. "Initial Capital Contribution" shall mean, with respect to any Member, the initial contribution to the Company by such Member pursuant to this Agreement.

"Capital Transaction" shall mean the sale, exchange, disposition, destruction or damage by casualty or taking by eminent domain of all or a significant part of the Company Assets, or the refinancing of Company assets.

"Code" shall mean the Internal Revenue Code of 1986, as amended from time to time.

"Company" shall refer to Capital Cities Fund, LLC.

"Company Assets" shall mean those properties on which the Company has a Note secured by a mortgage or deed of trust or Notes which the Company owns, any income producing investments owned by the Company, and cash.

"Company Minimum Gain" has the meaning set forth in Sections 1.704-2(b)(2) and 1.704-2(d) of the Treasury Regulations.

"Distributable Cash" means all cash of the Company derived from Company operations and miscellaneous sources (whether or not in the ordinary course of business) reduced by: (a) the amount necessary for the payment of all current installments of interest and/or principal due and owing with respect to third party debts and liabilities of the Company during such period, including but not limited to any short term loan, permanent loan or any other third party financing obtained by or on behalf of the Company; (b) the repayment of Advances, plus interest thereon; and (c) such additional reasonable amounts as the Manager, in the exercise of sound business judgment, determines to be necessary or desirable as a reserve for the operation of the business and future or contingent liabilities of the Company. Distributable Cash may be generated through either operations or Capital Transactions.

"Fair Market Value" means the price a ready, willing and able buyer would pay to a ready, willing and able seller the property for which the Fair Market Value is being calculated hereunder, assuming such property was exposed for sale on the open market for a reasonable period of time, taking into account all purposes of which such property may be used under then existing statutes, laws and ordinances applicable to such property, including, in the case of real property, zoning, land use restrictions, and private restrictions, such as covenants, conditions and restrictions of record.

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"Fiscal Year" shall mean the Company's fiscal year, which shall be the calendar year.

"Gross Asset Value" shall mean such asset's adjusted basis for federal income-tax purposes, except as follows:

(i) the initial Gross Asset Value of cash contributed by a Member to the Company shall be the gross fair market value of such cash, as determined by the Manager in its sole discretion;

(ii) the Gross Asset Value of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Manager, as of the following times: (a) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (b) the distribution by the Company to a Member of more than a de minimis amount of Company Assets as consideration for an interest in the Company; and (c) the liquidation of the Company within the meaning of Treasury Regulation § 1.704-1(b)(2)(ii)(g); provided, however, that adjustments pursuant to Clause (a) and Clause (b) of this sentence shall be made only if the Manager reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members ; and

(iii) the Gross Asset Value of any Company Asset that is distributed to any Member shall be the gross fair market value of such asset on the date of distribution, as determined by the Manager in his sole discretion.

If the Gross Asset Value of an asset has been determined or adjusted pursuant to Paragraph (i) or Paragraph (ii) above, such Gross Asset Value shall thereafter be adjusted by the depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

"Losses" shall mean, for each Fiscal Year, the losses and deductions of the Company determined in accordance with accounting principles consistently applied from year to year under the accrual method of accounting and as reported, separately or in the aggregate as appropriate on the Company's information tax return filed for federal income tax purposes plus any expenditures described in Section 705(a) (2) (B) of the Code.

"Majority-In-Interest" shall mean Members owning a simple majority of the Percentage Interests (as hereinafter defined).

"Manager" shall mean Tradewinds Realty Partners, LLC, or any other person or persons (as hereinafter defined) that become a Manager pursuant to this Agreement.

"Management Interest" shall mean those interest in the Company subordinated to the Preferred Membership Interests in distributions and issued to the Manager.

"Member" shall include: (i) Tradewinds Realty Partners, LLC in its capacity as a Member of the Company and (ii) Persons later admitted as Members of the Company, who shall be admitted in accordance with this Agreement.

"Member Nonrecourse Debt" has the meaning set forth in Section 1.704-2(b)(4) of the Treasury Regulations.

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"Member Nonrecourse Debt Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Section 1.704-2(i)(3) of the Treasury Regulations.

"Member Nonrecourse Deductions" has the meaning set forth in Sections 1.704-2(i)(1) and 1.704-2(i)(2) of the Treasury Regulations.

"Note" shall mean those debt instruments evidencing a loan on a Property by the Company to a Borrower and secured by a deed of trust or mortgage.

"Organization Expenses" shall mean legal, accounting, and other expenses incurred in connection with the formation of the Company.

"Percentage Interest" shall mean the proportion of that Member's positive Capital Account (if any) bears to the aggregate positive Capital Accounts of all Members whose Capital Accounts have positive balances.

"Person" shall mean any individual and any legal entity and their respective heirs, executors, administrators, legal representatives, successors, and assigns.

"Preferred Membership Interests" shall mean Interests in the Company purchased by the Members bearing a Preferred Return.

"Preferred Return" shall mean a return of fifteen percent (15%) per annum on Preferred Membership Interests.

"Profits" shall mean, for each Fiscal Year, the income and gains of the Company determined in accordance with accounting principles consistently applied from year to year under the accrual method of accounting and as reported, separately or in the aggregate as appropriate, on the Company's information tax return filed for federal income tax purposes plus any income described in Section 705 (a) (1) (B) of the Code.

"Properties" shall mean those properties on which the Company has a Note secured by a mortgage or deed of trust.

"Nonrecourse Deductions" has the meaning set forth in Sections 1.704-2(b)(1) and 1.704-2(c) of the Treasury Regulations.

"Nonrecourse Liability" has the meaning set forth in Section 1.704-2(b)(3) of the Treasury Regulations.

"Reference Rate" means the reference rate publicly announced from time to time by the Bank of America, NA., as its reference rate.

"Reserves" shall mean, with respect to any fiscal period, funds set aside or amounts allocated during such period to reserves that shall be maintained in amounts deemed sufficient by the Manager for working capital and to pay taxes, insurance, costs associated with closing a Note, or other costs or expenses incident to the ownership or operation of the Company's business.

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"Selling Member" shall mean any Member that sells, assigns, hypothecates, pledges, or otherwise transfers all or any portion of its rights of membership in the Company, including both economic and voting rights.

"Subscriber" shall mean any individual or entity who has filled out all Subscription Agreements that have been accepted by the Company, has deposited cash into the Subscription Account, with the intent of becoming a Member of the Company.

"Subscription Agreements" Consists of the Operating Agreement, Subscription Agreement, and a check, wire, cash, or other means as payment for the Preferred Membership Interests to be purchased submitted by each prospective Investor to the Company.

"Substitute Member" shall mean any person or entity that or which is admitted to the Company with all the rights of a Member that has died or has assigned his interest in the Company with the approval of the Manager of the Company by written consent pursuant to Article 13 of this Agreement.

"Treasury Regulations" shall mean the Regulations issued by the Treasury under the Code.

"Unit" shall represent an ownership interest in the Company. A Unit may refer to a Management Interest or a Preferred Membership Interest.

"Unreturned Capital Contributions" means all Capital Contributions made by a Member less any returned capital.

"Withdrawing Member" shall be a Member that requests the return of their Capital Account from the Company in writing.

2. Capitalization of the Company

2.1. Total Capital Contributions

Contributions of capital shall be made to the Company as set forth in Exhibit A.

2.2. Time of Capital Contributions

All Member Capital Contributions made to the Company shall be made in total when becoming a Member.

2.3. REMOVED

2.4. Capital Accounts

2.4.1. Debits and Credits: A separate Capital Account shall be maintained for each Member in accordance with the applicable provisions of the Treasury Regulations,

2.4.1.1. Each Member's Capital Account shall be credited with such Member's Initial Capital Contribution and distributive share of Profits allocated to such Member in accordance with the provisions of this Agreement, any items in the nature of income or gain that are specifically allocated pursuant to Article 9 hereof, and the amount of any Company liabilities that are assumed by such Member or that are secured by any Company property distributed to such Member.

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2.4.1.2. Each Member's Capital Account shall be debited by the amount of cash distributed to such Member in accordance with this Agreement, the Gross Asset Value of any other Company property distributed to such Member's distributive share of Losses allocated to such Member in accordance with this Agreement, any items in the nature of expenses or losses that are specially allocated pursuant to Article 9 hereof, and the amount of any liabilities of such Member that are assumed by the Company.

2.4.1.3. In the event any interest in the Company is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest.

2.4.1.4. In the event the Gross Asset Values of the Company assets are adjusted pursuant to this Agreement, the Capital Accounts of all Members shall be adjusted simultaneously to reflect the aggregate net adjustment as if the Company had recognized gain or loss equal to the amount of such aggregate net adjustment and the resulting gain or loss had been allocated among the Members in accordance with this Agreement.

2.4.2. Interpretation and Changes. The foregoing provisions and other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with the Code and applicable Treasury Regulations and shall be interpreted and applied in a manner consistent therewith. In the event the Manager shall determine, after consultation with Company counsel, that it is prudent to modify the manner in which the Capital Accounts or any debits or credits thereto are allocated or computed in order to comply with such applicable federal law, the Manager shall make such modification without the consent of any other Member, provided the Manager determine in good faith that such modification is not likely to have a material adverse effect on the amounts properly distributable to any Member and that such modification will not increase the liability of any Member to third parties.

3. Rights and Duties of Manager or Manager

3.1. Management

All business and affairs of the Company shall be managed by the Manager. The Manager shall direct, manage, and control the Company to the best of its ability and shall have full and complete authority, power, and discretion to make any and all decisions and to do any and all things that the Manager shall deem to be reasonably required to accomplish the business and objectives of the Company.

3.2. Number, Tenure, and Qualifications

Tradewinds Realty Partners, LLC, a Maryland limited liability company, shall be the initial Manager of the Company. The Manager shall hold office until a successor is appointed in accordance with this agreement and shall serve for the duration of the Company, expected to be approximately five to seven years, although there is no specific date yet determined that the Company will wind up.

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3.3. Management and Powers

The making of all Major Decisions concerning the Company shall require the approval of the Manager. As used herein, the term Major Decision shall mean:

3.3.1. To make loans for the purchase and renovations of Properties on behalf of the Company to advance the purpose of the Company as expressed in Section 1.5;

3.3.2. To sell or otherwise dispose of all or substantially all of the assets of the Company as part of a single transaction or plan so long as such disposition is not in violation of or a cause of a default under any other agreement to which the Company may be bound;

3.3.3. Borrow money and issue of evidences of indebtedness necessary, convenient, or incidental to the accomplishment of the purposes of the Company and securing the same by mortgage, pledge, or other lien on any Company property;

3.3.4. Admit an additional Member to the Company;

3.3.5. The opening, maintaining and closing, as appropriate, all Company bank accounts and (subject to any limitations set forth herein) draw checks and other instruments for the payment of funds associated with Major Decisions.

3.3.6. To invest any Company funds temporarily (by way of example but not limitation) in time deposits, short-term governmental obligations, commercial paper, or other investments.

3.4. Authority of the Manager

3.4.1. Except to the extent that such authority and rights have been reserved in Article 3 as set forth above, the Manager shall have the obligation and the exclusive right to manage the day-to-day activities of the Company including, but not limited to the right to:

3.4.2. Make all decisions relating to lending on Properties, managing Company assets, and disposition of company assets;

3.4.3. Employ such agents, general contractors, independent contractors and attorneys as may be reasonably necessary to carry out the purposes of this Agreement;

3.4.4. Obtain, negotiate and execute all documents necessary or appropriate to accomplish the Company's objectives;

3.4.5. Establish a reasonable reserve for operation of the business of the Company and potential future and contingent Company liabilities;

3.4.6. Pay, collect, compromise, arbitrate or otherwise adjust any and all claims or demands of or against the Company; provided, however, that any settlement of a claim which is in excess of insurance proceeds shall be subject to the prior approval of the Manager;

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3.4.7. Prepare plans of development, and work with the C.P.A. firm, if deemed necessary by the Manager, in its preparation of Company budgets and financial reports necessary or appropriate to the Company's operation, including but not limited to, all federal and state tax returns and reports;

3.4.8. Engage in any kind of legal activity and perform and carry out contracts of any kind necessary or incidental to, or in connection with the acquiring properties as described in Section 1.5.

3.5. Delegation of Duties

The Manager shall have the right to perform or exercise any of its rights or duties under this Agreement through delegation to or contract with unaffiliated third parties or Affiliates of the Manager, provided that all contracts with affiliated entities are on terms at least as favorable to the Company as could be obtained through arms-length negotiations with unrelated third parties; and further provided that notwithstanding such delegation the Manager shall remain primarily responsible for the active supervision of the work performed or to be performed by any such delegee, consultant or subcontractor.

3.6. Quarterly and Annual Reports

Notwithstanding anything contained in this Section 3 to the contrary, the Manager agrees that it will use its best efforts at all times to keep the Members advised of all material matters affecting the Company and provide quarterly reports to the Members.

The Manager will cause to be prepared and furnished to the Members an annual report of the Company's operation, which will include financial statements reviewed by an independent accounting firm. Within six months of the close of the year covered by the report, a copy or condensed version will be furnished to the Members. The Members will also be furnished such detailed information as is reasonably necessary to enable them to complete their own tax returns within 90 days after the end of the year. Any Member may inspect the books and records of the Company at all reasonable times and upon reasonable prior notice to the Manager.

3.7. Indemnity

Except for the willful misconduct, gross negligence or fraud of the Manager, its employees or agents, the doing of any act or the failure to do any act by Manager, provided it was done or omitted to be done in accordance with the authority granted in this Agreement and in good faith to promote the best interests of the Company, shall not subject such Manager, or its employees or agents to any liability to the Company. Except for the willful misconduct, gross negligence or fraud of such Manager, the Company shall indemnify and hold harmless the Manager and their employees and agents from and against any and all loss, cost, liability, expense, damage or judgment of whatsoever nature to or from any person, including reasonable attorney's fees, arising from or in any way connected with the conduct of the business of the Company.

3.8. Financing

The Manager may, at its discretion, seek outside financing.

3.9. Manager Has No Exclusive Duty to Company

The Manager shall not be required to manage the Company as its sole and exclusive function and may have other business interests and may engage in other activities in addition to those relating to the Company. Neither the Company nor any Member shall have any right, by virtue of this Agreement, to share or participate in such investments or activities of the Manager or to the income or proceeds derived therefrom.

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3.10. Resignation

The Manager of the Company may resign at any time by giving written notice to the Members of the Company. The resignation of the Manager shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

3.11. Removal

Upon the affirmative vote of Seventy-Five percent (75%) of the Percentage Interests, the Manager may be removed for good cause shown. "Good Cause" shall mean only a breach of a Manager' duties hereunder or the gross negligence, willful or wanton misconduct, fraud, or bad faith on the part of the Manager. The Members agree that any right of removal shall be exercised only in good faith. The removal of a Manager shall not in any way reduce or affect the Manager's Interest in the Company.

3.12. Vacancies

In the event the Manager has resigned or has been removed or has otherwise ceased to be Manager, the vacancy may be filled by the affirmative vote of a Majority-In-Interest of Members. A Manager elected to fill a vacancy shall be elected for the unexpired term of its predecessor in office and shall hold office until the expiration of such term and until its successor shall be elected and shall qualify or until its earlier death, resignation, or removal.

4. Compensation; Distribution of Cash and Reimbursement of Expenses

4.1. Fees Paid to the Manager

The Manager will receive the following from the Company as compensation for services in the following amounts and on the following terms:

Phase of Operation	Basis for Fee	Amount of Fee
Management Fee (Fee charged to the Company)	Fees associated with oversight of the Company and Company assets.

The Manager shall receive fee of 100% of the available cash distributions (profits) after the Members have received a Preferred Return. The total amount of fees that the Manager may receive cannot be determined at this time. This may be paid monthly.

Origination and Administration Fee (Fee charged to the Borrower)	Manager's Compensation for time spent for originating, underwriting, and administering the Loan.	$1,500 per Loan paid by the Borrower. The total the Manager may receive cannot be determined at this time. Paid by the Borrower.
Inspection Fees (Fee charged to the Borrower)	Manager's compensation for inspecting properties for construction draws.	A reasonable fee charged to the Borrower for inspecting the property prior to releasing a construction draw. The total the Manager may receive cannot be determined at this time.

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4.2. Reimbursement for Out-Of-Pocket Expenses

The Manager shall be reimbursed for any and all out of pocket expenses.

5. Participation

5.1. Participation

Except as otherwise set forth herein, the Members shall not participate in the day-to-day management of the business of the Company.

6. Rights and Obligations of Members

6.1. Limitation of Liability

Each Member's liability shall be limited as set forth in the Act and other applicable law. The debts, obligations and liabilities of the Company, whether arising from contract, tort or otherwise, shall be solely the debts, obligations, and liabilities of the Company. No Member or Manager shall be obligated personally for such debt, obligation or liability of the Company, solely by reason of being a Member of the Company.

6.2. Company Debt Liability

A Member will not be personally liable for any debts or losses of the Company beyond the Member's respective Capital Contributions, except as otherwise required by law.

6.3. List of Members

Upon written request of any Member, the Manager shall provide a list showing the names, addresses, and interests of all Members in the Company.

6.4. Approval of Sale of All Assets

The Members shall not have the right to approve the sale of all assets.

6.5. Company Books

The Company, for accounting and income tax purposes, shall operate on a fiscal year ending December 31 of each year, and shall make such income tax elections and use such methods of depreciation as shall be determined by the Manager. The Company shall maintain books and records on an accrual basis in accordance with sound accounting practices to reflect all income and expenses of the Company. The books and records of the Company shall be maintained at the principal place of business of the Company. The Manager shall make the Company books and records available for inspection and copying by any Member at reasonable times during normal business hours upon at least ninety-six (96) hours prior notice. The Manager shall use its best efforts to cause to be prepared and furnished to the Members, the Company's tax return prior to March 15 of each year.

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6.6. Priority and Return of Capital

No Member shall have priority over any other Member as to the return of Capital Contributions or as to Profits and Losses or Distributions.

7. Meetings of Members

7.1. Annual Meeting

No Annual Meeting of the Members is required.

7.2. Special Meetings

Special meetings of the Members, for any purpose or purposes unless otherwise prescribed by statutes, may be called by the Manager or by a Majority-In-Interest of the Members.

7.3. Place of Meetings

The Manager may designate any place, either within or outside of the State of Maryland, as the place of meetings of the Members.

7.4. Notice of Meetings

Except as provided in Section 7.5 hereof, written notice stating the place, day, and hour of the meeting and the purpose or purposes for which the meeting is called shall be delivered no fewer than three (3) no more than fifty (50) days before the date of the meeting.

7.5. Meeting of all Members

If all of the Members shall meet at any time and place, either within or outside of the State of Maryland, and consent to the holding of a meeting at such time and place, such meeting shall be valid without call or notice, and at such meeting, lawful action may be taken.

7.6. Record Date

For the purpose of determining Members entitled to notice of or to vote at any meeting of Members or any adjournment thereof, Members entitled to receive payment of any distribution, or to make a determination of Members for any other purpose, the date on which notice of the meeting is mailed or the date on which the resolute declaring such distribution is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any such meeting of Members has been made as provided in this Section, such determination shall apply to any adjournment thereof.

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7.7. Quorum

A Majority-In-Interest of the Members, represented in person or by proxy, shall constitute a quorum at any meeting of Members. In the absence of a quorum at any such meeting, a majority of the Interests so represented may adjourn the meeting from time to time for a period not to exceed 60 days without further notice. However, if the adjournment is for more than 60 days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Member of record entitled to vote at a meeting.

7.8. Manner of Acting

If a quorum is present, the affirmative vote of Majority-In-Interest of the Members shall be the act of the Members, unless the vote of a greater or lesser proportion or number is otherwise required by the Act, by the Article or Organization, or by this Agreement.

A consent transmitted by electronic transmission by a Member or person authorized to act for a Member shall be deemed to be written and signed by the Member.

7.9. Proxies

At all meetings of Members, a Member may vote in person, or by proxy executed in writing by the Member or by a duly authorized attorney-in-fact. Such proxy shall be filed with the Manager of the Company before or at the time of the meeting. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

7.10. Action by Members without a Meeting

Action required or permitted to be taken at a meeting of Members may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken, signed by each Member entitled to vote, and delivered to the Manager of the Company for inclusion in the minutes or for filing with the Company records. Action taken under this Section is effective when all Members entitled to vote have signed the consent unless the consent specifies a different effective date. The record date for determining Members entitled to take action without a meeting shall be the date the first Member signs a written consent.

7.11. Electronic Meetings

Meetings of members may be held by means of a conference telephone call so that all persons participating in the meeting can hear each other. Participation in a meeting held by conference telephone call shall constitute presence in person at the meeting.

7.12. Waiver of Notice

When any notice is required to be given to any Member, a waiver thereof in writing signed by the Person entitled to such notice, whether before, at, or after the time stated therein, shall be equivalent to the giving of such notice.

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8. Capital Contributions; Capital Accounts; Advances

8.1. Capital Contributions

8.1.1. The total minimum amount of the initial Capital Contributions of the Members, who are identified in Exhibit "A", will be Five Hundred Thousand Dollars ($500,000).

8.1.2. The total maximum amount of the initial Capital Contributions of the Members, who are identified in Exhibit "A", will be Five Million Dollars ($5,000,000). However, the Manager may elect to extend the maximum amount of Capital Contributions at any time to any amount the Manager sees fit.

8.1.3. The Capital Contribution of the Members shall be equal to one hundred percent (100%) of the total capitalization of the Company. The Manager is not required to contribute any percent of the total capitalization of the Company.

8.1.4. Except as otherwise expressly provided in this Agreement, no Member may contribute capital, or loan funds to the Company, without the consent of the Manager.

8.1.5. Except as otherwise expressly provided in this Agreement no portion of the capital of the Company may be withdrawn at any time without the express written consent of the Manager.

8.2. Capital Accounts

A Capital Account shall be established and maintained for each Member in accordance with the terms of this Agreement and the requirements of the Code.

8.3. Member Loans

If required, the Company will use its best efforts to obtain funds from Members or third parties to be contributed or loaned pursuant to the terms of this Agreement. In the event that sufficient additional funds are unavailable from Members or third parties, the Manager shall have the right, but, except as provided below, shall not be obligated, to loan such funds (or a portion thereof) to the Company as and when necessary to continue the business of the Company (the "Advance").

8.3.1. Advances made by the Manager shall bear interest at ten percent (10%) per annum. Interest on Advances shall be an expense of the Company when paid.

8.3.2. If the Manager makes Advances it shall be deemed an unsecured creditor of the Company for the purpose of determining its right and priority of repayment of interest and principal of such Advance.

9. Division of Profits and Losses

9.1. Percentage Interests

The Percentage Interests of the Members shall be as set forth in Exhibit A hereof.

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9.2. Division of Profits and Losses

It is the intent of the Manager to distribute and allocate the Company's realized profits to the Members in proportion to their respective Capital Contributions.

9.3. Acknowledgement

The Members are aware that Company circumstances and the Revenue Code may provide for a different allocation of Profits and Losses other than that intended by the Manager as herein set forth.

10.  Distributions

10.1. Cash Distributions from Operations

Promptly after the end of each quarter, the Company will make distributions of Cash Available from Operations in amounts to be determined at the sole discretion of the Manager, as follows:

10.1.1. First, to the Preferred Members, in accordance with their Percentage Interests, until the Preferred Members have received total distributions equal fifteen percent (15%) per annum return on their Capital Account Balance.

10.1.2. Then, to the Manager, in an amount equal to 100% of remaining proceeds from the capital transaction.

Such Distributions from Cash Available from Operations would not result in a reduction of the Capital Contribution of a Member. Only distributions from a Capital Transaction will result in a reduction in Capital Contribution.

10.2. Capital Transactions

In the event of a Capital Transaction (as defined in the Operating Agreement of the Company), the proceeds from such a Capital Transaction will first go to pay any indebtedness on the property involved in the Capital Transaction, then will be distributed as follows:

10.2.1. First, to the Preferred Members, in an amount equal to 100% of that portion of each Preferred Member's capital account allocated to the property involved in the Capital Transaction, based upon the cost of that property as a percentage of the cost of all properties purchased by the Company ("Cost Basis"). This will result in a Capital Contribution reduction unless such an allocation described herein is not distributed to the Members, but rather reinvested in another Property or asset.

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10.2.2. Second, to the Preferred Members, in accordance with their Percentage Interests, until the Preferred Members have received total distributions equal fifteen percent (15%) per annum return on their Capital Account Balance.

10.2.3. Third, to the Manager, in an amount equal to 100% of remaining proceeds from the capital transaction.

10.3. Distribution at Liquidation

In the event of distributions at liquidation, the proceeds from all liquidation activities will first go to pay any indebtedness on the property involved in the Capital Transaction, then will be distributed as follows:

10.3.1. First, to the Preferred Members, regardless of Class, return of their Capital Account, prorated with the numerator being the Preferred Member's individual Capital Account balance and the denominator being the sum of all Preferred Members' Capital Account balances until all Preferred Members' Capital Account balances are zero.

10.3.2. Second, so long as the Preferred Members have received 100% of their Capital Account, an amount equal to 100% of that portion of the Manager's capital account balance.

10.3.3. Third, to the Preferred Members, in accordance with their Percentage Interests, until the Preferred Members have received total distributions equal fifteen percent (15%) per annum return on their Capital Account Balance.

10.3.4. Fourth, to the Manager, in an amount equal to 100% of remaining proceeds from the capital transaction.

10.4. Allocation and Distributions between Transferor and Transferee

Upon the transfer of all or any part of a Percentage Interest of a Member as hereinabove provided, Profits and Losses shall be allocated between the transferor and transferee on the basis of the computation method which in the reasonable discretion of the Manager is in the best interests of the Company, provided such method is in conformity with the methods prescribed by Section 706 of the Code and Treasury Regulation Section 1.704-1(c)(2)(ii). Distributions shall be made to the holder of record of the Percentage Interest on the date of distribution. Any transferee of a Percentage Interest shall succeed to the Capital Account of the transferor Member to the extent it relates to the Transferred Interest; provided, however, that if such transfer causes a termination of the Company pursuant to Section 708(b)(1)(B) of the Code, the Capital Accounts of all Members, including the transferee, shall be re-determined as of the date of such termination in accordance with Treasury Regulation Section 1.704-1(b).

10.4. In-Kind Distribution

Except as otherwise expressly provided herein, assets of the Company, other than cash shall not be distributed in kind to the Members, without the prior approval of the Manager. If any assets of the Company are distributed to the Members in kind for purposes of this Agreement, such assets shall be valued on the basis of the Gross Asset Value thereof (without taking into account Section 7701(g) of the Code) on the date of distribution; and any Member entitled to any interest in such assets shall receive such interest as a tenant-in-common with the other Member(s) so entitled with an undivided interest in such assets in the amount and to the extent provided for in Section 10.1. Upon such distribution, the Capital Accounts of the Members shall be adjusted to reflect the amount of gain or loss that would have been allocated to the Members pursuant to the appropriate provision of this Agreement and the Company sold the assets being distributed for their Gross Asset Value (taking into account Section 7701(g) of the Code) immediately prior to their distribution.

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11. Fiscal Year, Books and Records, Bank Accounts, Tax Matters Members

11.1. Books and Records; Tax Returns

The Company, for accounting and income tax purposes, shall operate on a fiscal year ending December 31 of each year, and shall make such income tax elections and use such methods of depreciation as shall be determined by the Manager. The Company shall maintain books and records on an accrual basis in accordance with sound accounting practices to reflect all income and expenses of the Company. The books and records of the Company shall be maintained at the principal place of business of the Company. The Manager shall make the Company books and records available for inspection and copying by any Member at reasonable times during normal business hours upon at least forty-eight (48) hours prior notice. The Manager shall use its best efforts to cause to be prepared and furnished to the Members, the Company's tax return prior to March 15 of each year.

11.2. Bank Accounts

All funds of the Company shall be held in a separate bank account(s) in the name of the Company as determined by the Manager.

11.3. Financial Statement

Within a reasonable period after the end of each fiscal year, the Manager shall cause to be prepared and made available to all the Members an annual financial statement.

11.4. Tax Matters

The Manager shall have the authority, subject to the provisions of this Agreement, to make any election provided for under the Code or any provision of state or local tax law.

12. New Members Admitted

At any time, any Person acceptable to the Manager may become a Member in the Company by the sale of new Units for such consideration as the Manager shall determine or as a transferee of a Member's Interest, or any portion thereof, subject to the terms and conditions of this Agreement. No new Members shall be entitled to any retroactive allocation of losses, income, or expense deductions incurred by the Company. The Manager may, at their option, at the time an Additional Member is admitted, close the Company books (as though the Company's tax year had ended) or make pro rate allocations of loss, income, and expense deductions to an Additional Member for that portion of the Company's tax year in which an Additional Member was admitted in accordance with the provisions of Section 706 (d) of the Code and the Treasury Regulations promulgated thereunder.

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13. Transfers

13.1. Transfers Prohibited

No Member may voluntarily, involuntarily or by operation of law assign, transfer, sell, pledge, hypothecate or otherwise dispose (collectively "Transfer") of all or part of its Interest in the Company, except as is specifically permitted by this Agreement. Any Transfer made in violation of this Article 13 shall be void and of no legal effect.

13.2. Permissible Transfer

Notwithstanding anything to the contrary contained in this Article, any Member may transfer all or any part of its Interest in the Company only to the Company unless the Manager provides that it is permissible to otherwise transfer. Such permission shall be granted only in writing to the Member at their address of record.

13.3. Substituted Member

A permitted transferee of any Member's Interest shall be admitted to the Company as a Substituted Member upon satisfaction of the following conditions:

13.3.1. Filing with the Company of a duly executed and acknowledged written instrument of assignment in a form approved by the Manager specifying the Percentage Interest being assigned and setting for the intention of the assignor that the permitted assignee succeed to the assignor's Interest (or the portion thereof) as a Member; and

13.3.2. Execution, acknowledgement and delivery by the assignor and assignee of any other instruments reasonably required by the Manager including an agreement of the permitted assignee to be bound by the provisions of this Agreement; and

13.3.3. In the event of transfer to an Involuntary Transferee, the written consent of Manager shall be required. An Involuntary Transferee for purposes of this Agreement shall mean a Member's heirs, estate or creditors which have taken by foreclosure, receivership or inheritance, other than as otherwise set forth in Section 13 hereof.

13.4. Binding on Successors

Subject to the restriction of this Article, the rights and objections of the Members shall inure to and be binding upon the heirs, successors and permitted assignees of the Members.

14. Right of First Refusal to Transfer Interest

14.1. Transfer of Interest

The Members are hereby not allowed to transfer their Interest in the Company to any Third Party without the express written approval of the Manager. The Manager may elect to refuse to allow the transfer for any reason. If an individual Member desires to withdraw from the Company, they may do so within the terms and conditions of the Company's Withdrawal Policy.

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14.2. Withdrawal Policy

Members may withdraw as a Member of the Company and may receive a 90% return of capital provided that the following conditions have been met: (a) the Member has been a Member of the Company for a period of at least twenty-four (24) months; and (b) the Member provides the Company with a written request for a return of capital at least thirty (30) days prior to such withdrawal ("Withdrawal Notice").

Members may withdraw as a Member of the Company and may receive a 95% return of capital provided that the following conditions have been met: (a) the Member has been a Member of the Company for a period of at least thirty-six (36) months; and (b) the Member provides the Company with a written request for a return of capital at least thirty (30) days prior to such withdrawal ("Withdrawal Notice").

The Company will use its best efforts to honor requests for a return of capital subject to, among other things, the Company's then cash flow, financial condition, and approval by the Manager. Each request for a return of capital will be limited to twenty-five (25%) of such Member's capital account balance such that it will take four quarters for a Member to withdraw his, her, or its total investment in the Company; provided, however, that the maximum aggregate amount of capital that the Company will return to the Members each year is limited to ten percent (10%) of the total outstanding capital of the Company. Notwithstanding the foregoing, the Manager may, in its sole discretion, waive such withdrawal requirements if a Member is experiencing undue hardship.

The Company will not establish a reserve from which to fund withdrawals of Members' capital accounts and such withdrawals are subject to the availability of cash in any calendar quarter to make withdrawal distributions ("Cash Available for Withdrawals") only after: (i) all current Company expenses have been paid (including compensation to the Manager, Manager and its affiliates as described in this Offering Circular); (ii) adequate reserves have been established for anticipated Company operating costs and other expenses and advances to protect and preserve the Company's investments in Properties; and (iii) adequate provision has been made for the payment of all monthly cash distributions owing to Members.

If at any time the Company does not have sufficient Cash Available for Withdrawals to distribute the quarterly amounts due to all Members that have outstanding withdrawal requests, the Company is not required to liquidate any Properties for the purpose of liquidating the capital account of withdrawing Members. In such circumstances, the Company is merely required to distribute that portion of the Cash Available for Withdrawals remaining in such quarter to all withdrawing Members pro rata based upon the relative amounts being withdrawn as set forth in the Withdrawal Notice.

Notwithstanding the foregoing, the Manager reserves the right to utilize all Cash Available for Withdrawals to liquidate the capital accounts of deceased Members or ERISA plan investors in whole or in part, before satisfying outstanding withdrawal requests from any other Members. The Manager also reserves the right, at any time, to liquidate the capital accounts of ERISA plan investors to the extent the Manager determines, in its sole discretion, that any such liquidation is necessary in order to remain exempt from the Department of Labor's "plan asset" regulations. Additionally, the Manager has the discretion to limit aggregate withdrawals during any single calendar year to not more than 10% of the total Company capital accounts of all Members that were outstanding at the beginning of such calendar year.

14.3. Right of First Refusal of Members

In the event that the Manager, on behalf of the Company, is unable or unwilling to fulfill the Withdrawal request in accordance with 14.2, the Member may then offer for sale their Units to the other Members of the Company prior to making any offer to any Third Party. If a Third Party has made an offer to any Member for the purchase of Units ("Selling Member"), the Member must present such a written offer to the Manager and the Members of the Company and such Members and Manager shall have a right to first refusal. Such transfer or sale to other Members of the Company shall be subject to approval of the Manager.

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14.4. Substituted Member

If a Member transfers its interest pursuant to this Section 14, such transferee shall comply with the provisions of Section 13.3 to become a Substituted Member of the Company.

15. Bankruptcy or Other Involuntary Transfer

15.1. Definitions

As hereinafter used in this Agreement the word "Bankruptcy" shall mean and refer to that certain definition set forth in Section 1.9(e) above.

15.2. Option to Purchase

In the event of the Bankruptcy of a Member (hereinafter called the "Bankruptcy Member") the other Members (hereinafter referred to as "Surviving Members") shall have the option to purchase the Interest of the Bankrupt Member in the Company. Such option may be exercised only by the Surviving Members giving written notice thereof within thirty (30) days after its receipt of notice of a Bankruptcy. Notice of exercise of the option shall be given to the Bankrupt Member and to any trustee, receiver or other legal representative or holder or transferee of the Bankrupt Member's interest in the Company (hereinafter called an "Involuntary Transferee") of which the Surviving Members have been given notice, at the address of such Involuntary Transferee contained in any such notice of Bankruptcy.

15.3. Agreed Value

A Member's Value, in the event of Bankruptcy of a Member, shall be equal to their Capital Account at the time of insolvency less (a) the amount necessary for the payment of all current installments of interest and/or principal due and owing with respect to third party debts and liabilities of the Company during such period, including but not limited to any short term loan, permanent loan or any other third party financing obtained by or on behalf of the Company; (b) the repayment of Advances, plus interest thereon; and (c) such additional reasonable amounts as the Manager, in the exercise of sound business judgment, determines to be necessary or desirable as a reserve for the operation of the business and future or contingent liabilities of the Company.

15.4. Transfer

In the event of the Bankruptcy of a Member, if the Surviving Members shall not have elected (within the period specified in Section 15.2 above) to purchase the Members Interest of the Bankrupt Member as provided in Section 15.2, the Involuntary Transferee of such Interest shall, within thirty (30) days thereafter, execute and deliver to the Surviving Members such documents, in a form reasonably satisfactory to the counsel for the Surviving Members, as may be necessary and requisite to evidence and effect the transfer of such Interest to the Involuntary Transferee, together with its acceptance of this Agreement and the rights and duties of a Member hereunder. If, within ten (10) days after delivery of such documents to the Surviving Members, the Surviving Members shall notify the Involuntary Transferee of its acceptance of such documents and of the Involuntary Transferee as a Member, the Involuntary Transferee shall thereupon be deemed a Member.

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16. Dispute Resolution

16.1. Mediation of Disputes

The Members and Manager agree to mediate, in Maryland, any dispute or claim arising between them out of this Agreement, or any resulting transaction, before resorting to arbitration. The mediator shall be identified and the first mediation session shall be scheduled on a mutually agreed upon date on or before thirty (30) days after the dispute arises and the party that is not commencing the dispute is notified in writing. Mediation fees shall be divided equally among the parties involved. If mediation cannot be successfully completed within ninety (90) days, the dispute shall move to arbitration according to Section 16.2 of this Agreement. If any party commences an action or arbitration based on a dispute or claim to which this paragraph applies, without first attempting to resolve the matter through mediation, then that party shall not be entitled to recover attorneys' fees, even if they would otherwise be available to that party in such action. Mediation shall be held before the Judicial Arbitration and Mediation Service unless the parties mutually agree to use the American Arbitration Association or Real Estate Neutrals or other agreed-upon mediator instead.

________________ (Initial Here)

16.2. Arbitration of Disputes

In the event any dispute or claim among any of the Members and/or the Manager that cannot be resolved by mediation, then such dispute or claim shall be the subject of binding arbitration before the Judicial Arbitration and Mediation Service in Maryland, unless the parties to the dispute mutually agree to use the arbitration services of the American Arbitration Association or another agreed-upon arbitrator instead. The arbitrator shall be identified and the first arbitration session shall be scheduled on a mutually agreed upon date on or before thirty (30) days after the termination of mediation according to Section 16.1 herein. The prevailing party in such arbitration shall be entitled, in addition to any other relief that may be granted, to reasonable attorneys' fees and consultants' fees, and to recover all fees and costs associated with the arbitration. The arbitrator shall allow only such discovery as he or she reasonably believes is necessary in order for the parties to be properly prepared to arbitrate their dispute.

The undersigned acknowledge that, by initialing here, they are giving up their right to trial by jury and their right to conduct pretrial discovery.

________________ (Initial Here)

17. Dissolution and Termination of the Company

17.1. Dissolution

Only by the Manager or by operation of law may the Company be dissolved.

17.2. Cessation of Any Member as Member

The withdrawal, death, insanity, incompetency, bankruptcy, dissolution or liquidation of any Member as such will not dissolve the Company.

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17.3. Procedure for Winding-Up

Upon the Dissolution and Termination of the Company caused by other than the termination of the Company under Section 708(b)(1)(B) of the Code, the Manager shall proceed to wind up the affairs of the Company. During such winding up process, the Profits, Losses and Distributions of the Distributable Cash shall continue to be shared by the Members in accordance with this Agreement. The assets may be liquidated as promptly as is consistent with obtaining a fair value therefore, and the proceeds therefrom, to the extent available, shall be applied and distributed by the Company on or before the end of the taxable year of such Liquidation or, if later, within ninety (90) days after such Liquidation in the following order: (a) first, to creditors, including any Members who are creditors, in the order of priority as provided by law; (b) then, to establish such reserves as may be necessary; and (c) finally, to the Members in accordance with their positive Capital Account balances.

18. Miscellaneous Provisions

18.1. Notices

All notices and demands which either party is required or desires to give to the other shall be given in writing by electronic mail, facsimile, certified mail, return receipt requested with appropriate postage prepaid, or by personal delivery to the address or facsimile transmission to the address set forth below for the respective party, provided that if any party gives notice of a change of name or address or facsimile number, notices to that party shall thereafter be given as demanded in that notice. All notices and demands so given shall be effective upon receipt by the party to whom notice or a demand is being given except that any notice given by certified mail shall be deemed delivered three (3) days after mailing provided proof of delivery can be shown to;

CAPITAL CITIES FUND, LLC

16000 Trade Zone Avenue/Unit 105

Upper Marlboro, MD 20774

301.218.4333 x221

18.2. Amendments

This Agreement may only be amended in a writing executed by a Majority-in-Interest of the Members of the Company.

18.3. Binding Effect

Except as may be otherwise prohibited by this Agreement, every covenant, term and provision of this Agreement shall be binding upon and inure to the benefit of the Members and their respective heirs, legatees, legal representatives, successors, transferee, and assigns.

18.4. Construction

Every covenant, term and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any Member.

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18.5. Time

Time is of the essence with respect to this Agreement.

18.6. Headings

Section and other headings contained in this Agreement are for reference purposes only and are not intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision hereof.

18.7. Severability

Every provision of this Agreement is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatsoever, such legality or invalidity shall not affect the validity or legality of the remainder of this Agreement.

18.8. Incorporation by Reference

Every exhibit, schedule, and other appendix, attached to this Agreement and referred to herein is hereby incorporated in this Agreement by reference.

18.9. Additional Documents.

The Manager agrees to perform all further acts and execute, acknowledge, and deliver any documents that may be reasonably necessary, appropriate, or desirable to carry out the provisions of this Agreement.

18.10. Maryland Law

The laws of the State of Maryland shall govern the validity of this Agreement, the construction of its terms, and the interpretation of the rights and duties of the Members.

18.11. Counterpart Execution

This Agreement may be executed in any number of counterparts with the same effect as if all of the Members and the Manager had signed the same document. All the counterparts shall be construed together and shall constitute one agreement.

18.12. Merger

It is agreed that all prior understandings and agreements between the parties, written and oral, respecting this transaction are merged in this Agreement, which alone, fully and completely expressed their agreement, and that there are no agreements except as specifically set forth in this Agreement.

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The parties hereto have executed this Agreement of Capital Cities Fund, LLC, as of the date and year first above written.

Sherman Ragland
Managing Member of Tradewinds Realty Partners, LLC
Manager

By:
________________________, Member

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EXHIBIT A – OWNERSHIP INTERESTS

Members	Initial Capital Contribution	Number of Preferred Interests

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